VIA EDGAR

January 16, 2018

Tiffany Piland Posil

Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Siliconware Precision Industries Co., Ltd.
Amendment No. 2 to Schedule 13E-3
Filed December 14, 2017
File No. 005-79592

Dear Ms. Posil:

On behalf of Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”), a company limited by shares incorporated under the laws of the Republic of China (“Taiwan” or the “ROC”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 12, 2018 with respect to Amendment No. 2 to Schedule 13E-3, File No. 005-79592 (the “Schedule 13E-3”) filed on December 14, 2017 by the Company and the other filing person named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.3 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, are being provided to the Staff via email.

We represent the Company. To the extent any response relates to information concerning Advanced Semiconductor Engineering, Inc. (“ASE”), such response is included in this letter based on information provided to the Company and us by such other person or its respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment and the Revised Proxy Statement, which have been amended in response to the Staff’s comments.

* * * * *

General

1.	We note that the Special Committee and the Board determined that the Joint Share Exchange Agreement was fair to unaffiliated security holders at meetings held on June 30, 2016. Please revise to provide statements as to the fairness of the transaction as of the most recent practicable date. Refer to Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 32 of the Revised Proxy Statement to provide statements as to the fairness of the transaction as of the most recent practicable date.

2.	Please disclose what consideration the Special Committee, the Board, and ASE have given to relying on fairness opinions that were rendered in May and June 2016. Refer to Item 1014(b) of Regulation M-A.

The Company respectfully advises the Staff that, on January 15, 2018, each of Mr. Kun-kuang Hsu, an independent expert engaged by the audit committee of the Company, and Mr. Ji-Sheng Chiu, an independent expert engaged by ASE, issued a new opinion to the audit committee of the Company and to ASE, respectively, in respect of the fairness of consideration to be paid to the shareholders pursuant to the transaction. The Company respectively refers the Staff to the statements made on pages 33 and 38 of the Revised Proxy Statement in respect of the consideration each of the audit committee of the Company, the Board, and ASE have given to relying on fairness opinions that were rendered in May 2016, June 2016 and January 2018.

3.	Please update your disclosure to include the information required by Item 1005(b) and (c) of Regulation M-A with respect to any negotiations, transactions or material contacts occurring since June 2016.

In response to the Staff’s comments, the Company has revised the disclosure on page 30 and 31 of the Revised Proxy Statement to set forth the negotiations, transactions or material contacts that have occurred since June 2016.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed transaction or the Company’s filings, please contact me at (+852) 2514-7650.

Sincerely,

By: /s/ Chris K.H. Lin

      Chris K.H. Lin

      of Simpson Thacher & Bartlett

cc:	Eva Chen, Chief Financial Officer

(Siliconware Precision Industries Co., Ltd.)

Joseph Tung.

(Advanced Semiconductor Engineering, Inc.)

James Lin, Esq.

(Davis Polk &Wardwell LLP)